UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Announcement of Auditors by TXI


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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial Officer

Date: Feb.25, 2009


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                                  EXHIBIT

Exhibit Number         Description

1. Announcement of Auditors by TXI


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Announcement of Auditors by TXI

On Jan. 23, 2009, the Company engaged Texas-based Malone and Bailey as its new independent registered public accounting firm to complete the consolidation audit of the Company's financial statements for the year ended December 31, 2008. Malone and Bailey is headquartered in Texas and Malone and Bailey will conduct the Company's 2008 year end audit for the fiscal year ended December 31st, 2008. Malone & Bailey will serve as the principal auditor and LehmanBrown will serve as the other auditor in China responsible for the accounting work for the Company's wholly owned subsidiary, Hunan Tonxin Enterprise Co Ltd. A copy of the audit and financial statements will accompany the Company's 20-F filing with the Securities and Exchange Commission (SEC).


For more information, please contact:

John Mattio
HC International, Inc.
Tel: +1-914-669-5340
Email: john.mattio@hcinternational.net